Mail Stop 4561

August 14, 2008

VIA USMAIL and FAX (312) 573 - 1313

Ms. Jean Wilson
Chief Financial Officer
XA, Inc.
875 North Michigan Avenue, Suite 2626
Chicago, Illinois 60611

> **Re:** **XA, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File Nos. 000-32885**

Dear Ms. Jean Wilson:

We have reviewed your response letter dated August 12, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K/A FILED ON AUGUST 12, 2008

Item 8A – Controls And Procedures, page 38

1.   We note that in your amended 10-KSB, your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief